Kane Kessler, P.C.

1350 Avenue of the Americas

New York, New York 10019

December 27, 2013

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	Amanda Ravitz

Assistant Director

Re:	Positron Corporation Amendment No. 1 to Preliminary Information Statement on Schedule 14C Filed December 13, 2013 File No. 000-24092

Dear Ms. Ravitz:

Please be advised that this firm is counsel to Positron Corporation, the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in telephonic discussions.

The purpose of this correspondence is to provide responses to the comments of the Commission and provide explanation, where necessary. Based upon the telephonic discussion of the undersigned with the Commission, the Issuer has caused to be filed a Current Report on Form 8-K disclosing the Issuer’s amendment to the Statement of Designation Establishing Series H Junior Convertible Preferred Stock (the “Series H Preferred Stock”), whereby the number of authorized shares of Series H Preferred Stock was increased from 10,000,000 shares to 15,000,000 shares. A copy of the Amendment was filed with the Form 8-K as Exhibit 4.01.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Peter Campitiello

Peter Campitiello